Exhibit 99.1

PRESS RELEASE

ADHEREX REPORTS FIRST QUARTER 2006 FINANCIAL RESULTS

Research Triangle Park, NC, May 15, 2006 — Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the first quarter ended March 31, 2006. Unless otherwise indicated, the amounts included in this press release are in U.S. dollars.

Financial Update

The net loss for the three-month period ended March 31, 2006 was $3.5 million, or $0.08 loss per share, compared to a net loss of $3.1 million, or $0.09 loss per share, for the three-month period ended March 31, 2005. Operating expenses totaled $3.9 million, an increase of 13% over the same period last year. These operating expenses primarily reflect increased research and development expenditures related to our expanding clinical trial program for ADH-1 and the initiation of two clinical studies for eniluracil.

Cash, cash equivalents and short-term investments totaled $10.0 million as of March 31, 2006, compared to $13.1 million as of December 31, 2005, with a corresponding decrease in working capital of $3.0 million. The decreased cash balance reflects spending during the quarter to fund operations. Subsequent to the quarter end, the Company received approximately $6.5 million in gross proceeds from a private placement offering of securities.

Corporate Update

During and subsequent to the quarter ended March 31, 2006, Adherex’s accomplishments of note included:

•	Initiation of the eniluracil clinical program, including: 1) a Phase I eniluracil + 5-FU study in solid tumors in Nashville, Tennessee to define the maximum tolerated dose of our proprietary combination of these drugs, and 2) a clinical proof-of-mechanism study at the University of Alabama at Birmingham to confirm the Adherex dosing schedule of eniluracil. Adherex plans to initiate a third Phase I study in hepatocellular (liver) cancer in Asia in the second quarter of 2006. In addition, Adherex has been working with investigators at the University of Alabama at Birmingham who have demonstrated in human cells that eniluracil can be a reversible, competitive inhibitor of enzymes involved in the activation of 5-FU into an anti-cancer agent. This finding is consistent with Adherex’s explanation of the GSK trial results and the Company’s new clinical development strategy.

•	Completion of the Phase Ib component of the single agent Phase Ib/II ADH-1 trial in Europe. The Company is now expanding enrollment in this trial at a dose of 2400 mg/m2 in patients with N-cadherin positive non-small cell lung cancer and ovarian cancer.

•	Expansion of the single agent Phase II ADH-1 study to six centers in Canada, with plans for additional U.S. sites, and conversion of the dosing schedule to once every week from once every three weeks. The Company continues to expect this trial to complete in the second half of 2006.

•	Execution of a Clinical Trial Agreement with the U.S. National Cancer Institute’s Division of Cancer Treatment and Diagnosis, for non-clinical studies and clinical trials of ADH-1 in a variety of administration schedules and tumor types. The Company expects these NCI studies will complement its own single-agent and combination studies of ADH-1 and further its understanding of how best to use this drug.

•	Receipt of orphan drug designation from the U.S. Food and Drug Administration for the use of eniluracil in combination with fluoropyrimidines, such as 5-FU, for the treatment of liver cancer.

•	Presentation of three sets of data at the Annual Meeting of the American Association of Cancer Research (AACR) – two on its lead biotechnology compound, ADH-1, and one on its oral dihydropyrimidine dehydrogenase (“DPD”) inhibitor, eniluracil. Of particular note, the eniluracil data presented demonstrated that in preclinical studies, Adherex’s proprietary dose and schedule for the combination of eniluracil and 5-FU increased the potency, efficacy and therapeutic index of 5-FU.

•	Receipt of acceptance for two presentations of data on ADH-1 at the 2006 American Society of Clinical Oncology Annual Meeting: 1) an oral presentation on the Phase I North American trial results, and 2) a poster discussion on data from the Phase Ib portion of the European Phase Ib/II trial.

Conference Call

Adherex will host a conference call at 10:00 a.m. ET on Wednesday, May 17, 2006 to review the financial results for the three-month period ended March 31, 2006 and provide a corporate update. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay until midnight on Friday, May 19, 2006 and webcast replay through May 17, 2007.

Live Participant Dial In (Toll Free, Canadian and US callers): 888-695-0609

Live Participant Dial In (International): (719) 457-2660

Conference Passcode: 4653841

Replay Number (Toll Free): 888-203-1112

Replay Number (International): 719-457-0820

Replay Passcode: 4653841

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

	March 31, 2006	December 31, 2005
	(unaudited)
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	$9,953	$13,144
Other current and long-term assets	1,105	1,147
Acquired intellectual property rights	13,610	14,154

Total assets	$24,668	$28,445

Liabilities and shareholders’equity:
Accounts payable and accrued liabilities	$2,416	$2,664
Future income taxes	4,975	5,174
Other long-term liabilities	599	550
Total shareholders’equity	16,678	20,057

Total liabilities and shareholders’equity	$24,668	$28,445

	Three Months Ended March 31,
	2006	2005
	(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$2,560	$2,018
General and administration	747	718
Amortization of acquired intellectual property rights	544	681

Loss from operations	(3,851)	(3,417)

Net interest income	130	49
Recovery of future income taxes	199	249

Net loss	$(3,522)	$(3,119)

Net loss per share of common stock, basic and diluted	$(0.08)	$(0.09)

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the development plans of the Company and the expected timing and results of such development. We can provide no assurance that such development will proceed as currently anticipated or that the expected timing or results of such development will be realized. We are subject to various risks, including the uncertainties of clinical trials, drug development and regulatory review, other risks inherent in the biopharmaceutical industry, the early stage of our product candidates, our reliance on collaborative partners, our need for additional capital to fund our operations, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com